CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Market-Linked Notes due 2025	$5,000,000	$581.00

March 2015 Pricing Supplement No. 215 Registration Statement No. 333-200365 Dated March 26, 2015 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities and Commodities

Market-Linked Notes due November 7, 2025
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return
The notes are unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the accompanying prospectus supplement, index supplement and prospectus, as supplemented and modified by this document.  At maturity, we will pay per note the stated principal amount of $10 plus a supplemental redemption amount, if any, based on the arithmetic average of the closing value of a basket of two indices on each of the determination dates (as defined below) during the approximately 3-month period prior to maturity.  These long-dated notes are for investors who are concerned about principal risk but seek a return based on a basket consisting of an equity index and a commodity index and who are willing to forgo current income in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any.  The notes are notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.
All payments are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations, you could lose some or all of your investment.  These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.
FINAL TERMS
Issuer:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Aggregate principal amount:	$5,000,000
Pricing date:	March 26, 2015
Original issue date:	April 1, 2015 (4 business days after the pricing date)
Maturity date:	November 7, 2025
Interest:	None
Basket:	Basket component*	Ticker symbol*	Basket component weighting	Initial index value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	50%	2,056.15	0.024317292
	S&P GSCI™ Crude Oil Index - Excess Return (the “SPGCCLP Index”)	SPGCCLP	50%	264.8276	0.188802073
* Ticker symbols are being provided for reference purposes only. We refer to the SPX Index and the SPGCCLP Index, collectively, as the underlying indices.
Payment at maturity:
The payment due at maturity per $10 stated principal amount will equal:
$10 + supplemental redemption amount, if any.
The payment at maturity will not be less than $10 per note regardless of the performance of the basket.

Supplemental redemption amount:	(i) $10 times (ii) the average basket percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0.
Participation rate:	100%
Maximum payment at maturity:	None
Average basket closing value:	The arithmetic average of the basket closing values on each of the determination dates, as determined on the final determination date.
Average basket percent change:	(average basket closing value – initial basket value) / initial basket value
Listing:	The notes will not be listed on any securities exchange.
Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Estimated value on the pricing date:	$9.042 per note. See “Investment Summary” on page 3.
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per note	$10	$0.30	$9.70
Total	$5,000,000	$150,000	$4,850,000
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each note they sell.  See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of proceeds and hedging” on page 24.
The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 9.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying prospectus supplement, index supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the related prospectus supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the Notes” at the end of this document.

Prospectus Supplement dated November 19, 2014           Index Supplement dated November 19, 2014
Prospectus dated November 19, 2014

Market-Linked Notes due November 7, 2025
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return

Terms continued from previous page:
Initial basket value:
The initial basket value will equal 100, which is equal to the sum of the products of (i) the initial index value of each basket component, as set forth under “Basket—Initial index value” above, and (ii) the multiplier for such basket component, as set forth under “Basket—Multiplier” above.

Basket closing value:	On any determination date, the sum of the products of (i) the index closing value of each basket component on such date, and (ii) the multiplier for such basket component.
Multiplier:
The multiplier for each basket component was set on the pricing date so that each basket component represents its applicable basket component weighting in the predetermined initial basket value of 100.  Each multiplier will remain constant for the term of the notes.

Determination dates:
Each index business day on which there is no market disruption event with respect to either basket component from and including July 31, 2025 to and including the final determination date.  If a day during this approximately 3-month period is not an index business day with respect to any basket component or if a market disruption event occurs with respect to any basket component on such day, the index closing values of the basket components on such day will not be used for purposes of calculating the average basket percent change.

Final determination date:	October 31, 2025
CUSIP:	61764V570
ISIN:	US61764V5701

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Market-Linked Notes due November 7, 2025
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return

Investment Summary

Market-Linked Notes

The Market-Linked Notes due November 7, 2025 Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return (the “notes”) offer the potential for a supplemental redemption amount at maturity based on the arithmetic average of the closing value of a basket consisting of an equity index and a commodity index on each of the determination dates during the approximately 3-month period prior to maturity.  The notes provide investors:

¡	an opportunity to gain exposure to the indices comprising the basket

¡	the repayment of principal at maturity

¡
the averaging feature, which means that any positive return on the notes will be based on the average of the basket closing values on each of the determination dates during the approximately 3-month period prior to maturity.

¡	no exposure to any decline of the average basket closing value below the initial basket value if the notes are held to maturity

At maturity, if the average basket percent change is less than or equal to zero, you will receive the stated principal amount of $10 per note, without any positive return on your investment.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.

Maturity:	Approximately 10 years and 7 months
Participation rate:	100%
Interest:	None
Average basket closing value:	The arithmetic average of the basket closing values on each of the determination dates, as determined on the final determination date.

The average basket closing value is the arithmetic average of the basket closing values on each of the determination dates, as determined on the final determination date.  Due to the multiple determination dates, increases in the value of the basket as of one or more determination dates may be partially or entirely offset by decreases in the value of the basket as of other determination dates.  Even if the value of the basket has increased substantially on one or more determination dates (including the final determination date), the average basket closing value may nevertheless be less than or equal to the initial basket value, and, accordingly, you may not receive at maturity an amount that is greater than the stated principal amount for each note you hold.

Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

The original issue price of each note is $10.  This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date is less than $10.  We estimate that the value of each note on the pricing date is $9.042.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the underlying indices.  The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlying indices, instruments based on the underlying indices, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

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Market-Linked Notes due November 7, 2025
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the participation rate, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us.  If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the underlying indices, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors.  However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 12 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying indices, and to our secondary market credit spreads, it would do so based on values higher than the estimated value.  We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

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Market-Linked Notes due November 7, 2025
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return

Key Investment Rationale

Market-Linked Notes offer investors exposure to the performance of an equally weighted basket composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return and provide for the repayment of principal at maturity.  They are for investors who are concerned about principal risk but seek a return based on a basket consisting of an equity index and a commodity index and who are willing to forgo current income in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any.

Repayment of Principal
The notes offer investors 1 to 1 upside exposure to any positive performance of the basket, as measured on each of the determination dates, while providing for the repayment of principal in full at maturity.

Upside Scenario
The arithmetic average of the basket closing values on each of the determination dates is greater than the initial basket value of 100, and, at maturity, the notes pay the stated principal amount of $10 plus 100% of the positive percent change from the initial basket value to the average basket closing value. There is no limitation on the appreciation potential.

Par Scenario	The average basket closing value is less than or equal to the initial basket value, and, at maturity, the notes pay only the stated principal amount of $10.

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Market-Linked Notes due November 7, 2025
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return

Hypothetical Payout on the Notes

At maturity, for each $10 stated principal amount of notes that you hold, you will receive the stated principal amount of $10 plus a supplemental redemption amount, if any.  The supplemental redemption amount will be calculated as follows:

supplemental redemption amount	=	$10 x average basket percent change x 100%
where
average basket percent change	=	(average basket closing value – initial basket value) / initial basket value
average basket closing value	=	the arithmetic average of the basket closing values on each of the determination dates, as determined on the final determination date.
The payment at maturity will not be less than $10 per note regardless of the performance of the basket.

Hypothetical Payment at Maturity

The table below illustrates the payment at maturity for each note for a hypothetical range of average basket percent changes and does not cover the complete range of possible payouts at maturity.  The table reflects the initial basket value of 100.

Average basket percent change	Average basket closing value	Stated principal amount	Supplemental redemption amount	Payment at maturity	Return on $10 note
120%	220	$10	$12	$22	120%
110%	210	$10	$11	$21	110%
100%	200	$10	$10	$20	100%
90%	190	$10	$9	$19	90%
80%	180	$10	$8	$18	80%
70%	170	$10	$7	$17	70%
60%	160	$10	$6	$16	60%
50%	150	$10	$5	$15	50%
40%	140	$10	$4	$14	40%
30%	130	$10	$3	$13	30%
20%	120	$10	$2	$12	20%
10%	110	$10	$1	$11	10%
0%	100	$10	$0	$10	0%
–10%	90	$10	$0	$10	0%
–20%	80	$10	$0	$10	0%
–30%	70	$10	$0	$10	0%
–40%	60	$10	$0	$10	0%
–50%	50	$10	$0	$10	0%
–60%	40	$10	$0	$10	0%
–70%	30	$10	$0	$10	0%
–80%	20	$10	$0	$10	0%
–90%	10	$10	$0	$10	0%
–100%	0	$10	$0	$10	0%

The average basket closing value is the arithmetic average of the basket closing values on each of the determination dates, as determined on the final determination date.  The examples below illustrate the average basking closing value for a range of hypothetical basket closing values on each of the determination dates, but do not reflect the

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Market-Linked Notes due November 7, 2025
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return

complete range of possible movements of the basket. The examples assume 60 determination dates during the approximately 3-month period prior to maturity and a basket closing value of 110 on the first determination date.

▪
In Example 1, the basket closing value of the basket increases during the first month of the approximately 3-month period of the determination dates, reaches a high of 127.50 and then decreases to 106.25 by the final determination date.

▪          Hypothetical average basket closing value: 114.3667

▪
In Example 2, the basket closing value of the basket decreases during the first month of the approximately 3-month period of the determination dates, reaches a low of 87 and then increases to 113.25 by the final determination date.

▪          Hypothetical average basket closing value: 100.0067

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Market-Linked Notes due November 7, 2025
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return

▪
In Example 3, the basket closing value of the basket steadily increases throughout the approximately 3-month period of determination dates from the starting value until reaching a value of 153.00 on the final determination date.

▪         Hypothetical average basket closing value: 140.4967

▪
In Example 4, the basket closing value of the basket steadily decreases throughout the approximately 3-month period of determination dates from the starting value until reaching a level of 78.75 on the final determination date.

▪          Hypothetical average basket closing value: 95.1033

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Market-Linked Notes due November 7, 2025
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks you should read the section entitled “Risk Factors” in the accompanying prospectus.  You should also consult with your investment, legal, tax, accounting and other advisers before you invest in the notes.

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The notes do not pay interest and may not pay more than the stated principal amount at maturity.  If the average basket percent change is less than or equal to zero, you will receive only the stated principal amount of $10 for each note you hold at maturity.  As the notes do not pay any interest, if the average basket closing value is not sufficiently higher than the initial basket value, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the basket closing value of the basket on each of the determination dates, as determined on the final determination date.

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Changes in the levels of the basket components may offset each other.  The underlying indices represent different asset classes.  Therefore, movements in the levels of the basket components will likely not correlate with each other.  At a time when the level of one basket component increases, the level of the other basket component may not increase as much or may decline.  Therefore, in calculating the payment at maturity, increases in the level of one basket component may be moderated, or wholly offset, by declines in the level of the other basket component.

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The market price of the notes will be influenced by many unpredictable factors.  Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the values of the basket components at any time, and, in particular, on each of the determination dates, the volatility (frequency and magnitude of changes in value) of the underlying indices, dividend rate on the stocks underlying the SPX Index, trends of supply and demand for the commodity futures contracts that underlie the SPGCCLP Index, interest and yield rates in the market, time remaining until the notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the component stocks of the SPX Index, the commodity futures contracts underlying the SPGCCLP Index or securities markets or commodity markets generally and which may affect the closing values of the underlying indices on any determination date and any actual or anticipated changes in our credit ratings or credit spreads.  Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above.  The values of the underlying indices may be, and have recently been, volatile, and we can give you no assurance that the volatility will lessen.  See “Historical Information” below.  You may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

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The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity and therefore you are subject to the credit risk of Morgan Stanley.  The notes are not guaranteed by any other entity.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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An investment in the notes will expose you to concentrated risks relating to crude oil.  The S&P GSCI™ Crude Oil Index - Excess Return, which is one of the underlying indices, is composed entirely of crude oil futures contracts included in the S&P GSCITM–ER.  The price of crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of

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Market-Linked Notes due November 7, 2025
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return

crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries (OPEC) and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. The price of crude oil futures has experienced very severe price fluctuations over the recent past and there can be no assurance that this extreme price volatility will not continue in the future.

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The average basket closing value will be determined based on the values of the underlying indices on multiple determination dates. The average basket closing value is the arithmetic average of the basket closing values on each of the determination dates.  Due to the multiple determination dates, increases in the basket closing value as of one or more determination dates may be partially or entirely offset by decreases in the basket closing value as of other determination dates.  Even if the basket closing value has increased substantially as of one or more determination dates (including the final determination date), the average basket closing value may nevertheless be less than or equal to the initial index value, and, accordingly, you may not receive at maturity an amount that is greater than the stated principal amount for each note you hold.

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The amount payable on the notes is not linked to the value of the underlying indices at any time other than the determination dates.  The amount payable on the notes will be based on the average basket closing value, which is the arithmetic average of the basket closing values on each of the determination dates, as determined on the final determination date, subject to postponement for non-index business days and certain market disruption events.  Even if the value of the basket appreciates prior to the final determination date but then drops by the final determination date, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the basket prior to such drop.  Although the actual value of the basket on the stated maturity date or at other times during the term of the notes may be higher than the average basket closing value, the payment at maturity will be based solely on the average basket closing value, which is the arithmetic average of the basket closing values on each of the determination dates.

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The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

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Market-Linked Notes due November 7, 2025
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 12 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying indices, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

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The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.  These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect.  As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes.  In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.  See also “The market price of the notes will be influenced by many unpredictable factors” above.

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Adjustments to the basket components could adversely affect the value of the notes.  The index publisher of a basket component can add, delete or substitute the stocks underlying the SPX Index or the commodity futures contracts underlying the SPGCCLP Index, and can make other methodological changes that could change the value of such basket component.  Any of these actions could adversely affect the value of the notes.  In addition the index publisher of a basket component may discontinue or suspend calculation or publication of such basket component at any time.  In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index.  MS & Co. may have an economic interest that is different than that of investors in the notes insofar as, for example, MS & Co. is permitted to consider indices that are calculated and published by MS & Co. or any of its affiliates.  If MS & Co. determines that there is no appropriate successor index on any determination date, the index closing value on such determination date will be an amount based on the value of such index, computed by MS & Co. as calculation agent, as described under “Additional Information About the Securities—Additional Provisions—Discontinuance of an underlying index; alteration of method of calculation” below.

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Not equivalent to investing in the basket components.  Investing in the notes is not equivalent to investing in either basket component, the component stocks of the SPX Index or the commodity futures contracts underlying the SPGCCLP Index.  Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the SPX Index or the commodity futures contracts that underlie the SPGCCLP Index.

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The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS

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& Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

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Higher future prices of the index commodity underlying the SPGCCLP Index relative to its current prices may adversely affect the value of the SPGCCLP Index and the value of the notes.  The S&P GSCITM–ER, on which the SPGCCLP Index is based, is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the SPGCCLP Index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in September may specify an October expiration.  As time passes, the contract expiring in October is replaced by a contract for delivery in November.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.”  However, crude oil may trade in “contango” markets.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The presence of contango and absence of backwardation in the crude oil markets generally results in negative “roll yields,” which would adversely affect the value of the SPGCCLP Index, and, accordingly, the value of the notes.

¡
An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities.  The SPGCCLP Index has returns based on the change in price of futures contracts included in such SPGCCLP Index, not the change in the spot price of actual physical commodities to which such futures contracts relate.  The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the price of a physical commodity reflects the value of such commodity upon immediate delivery, which is referred to as the spot price.  Several factors can result in differences between the price of a commodity futures contract and the spot price of a commodity, including the cost of storing such commodity for the length of the futures contract, interest costs related to financing the purchase of such commodity and expectations of supply and demand for such commodity.  While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact.  In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time.  Accordingly, investments linked to the return of commodities futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

¡
Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the notes.  The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of the SPGCCLP Index, and, therefore, the value of the notes.

¡
Legal and regulatory changes could adversely affect the return on and value of your notes.  Futures contracts and options on futures contracts, including those related to the futures contracts underlying the SPGCCLP Index, are subject to extensive statutes, regulations, and margin requirements.  The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency,

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including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the notes.

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in certain commodity futures contracts and swaps, futures and options that are economically equivalent to such contracts.  While the effects of these or other regulatory developments are difficult to predict, when adopted, such rules may have the effect of making the markets for commodities, commodity futures contracts, options on futures contracts and other related derivatives more volatile and over time potentially less liquid. Such restrictions may force market participants, including us and our affiliates, or such market participants may decide, to sell their positions in such futures contracts and other instruments subject to the limits. If this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in commodity prices, in the price of such commodity futures contracts or instruments, and, potentially, the value of the notes.

¡
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  As calculation agent, MS & Co. has determined the initial index value and multiplier for each basket component, will determine the basket closing value on each determination date, the average basket closing value and the average basket percent change, and will calculate the amount of cash you will receive at maturity.  Moreover, certain determinations made by MS & Co., in its capacity as calculation agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the basket closing value in the event of a discontinuance of any basket component or a market disruption event with respect to any basket component.  These potentially subjective determinations may affect the payout to you at maturity. For further information regarding these types of determinations, see “Additional Information About the Notes—Additional Provisions—Calculation agent,” “—Market disruption event,” “—Postponement of determination dates,” “—Discontinuance of an underlying index; alteration of method of calculation” and “—Alternate exchange calculation in case of an event of default” below. In addition, MS & Co. has determined the estimated value of the notes on the pricing date.

¡
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes.   One or more of our subsidiaries and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the notes (and to other instruments linked to the underlying indices or their components), including trading in the stocks that constitute the SPX Index, the commodity futures contracts underlying the SPGCCLP Index, as well as in other instruments related to the underlying indices.  Some of our subsidiaries also trade the stocks that constitute the SPX Index, the commodity futures contracts underlying the SPGCCLP Index, and other financial instruments related to the underlying indices on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the initial index values, and, therefore, could have increased the values at or above which the underlying indices must close on the determination dates before an investor receives a payment at maturity that exceeds the stated principal amount of the notes.  Additionally, such hedging or trading activities during the term of the notes, including on each determination date, could adversely affect the closing values of the underlying indices on such determination date, and, accordingly, the amount of cash an investor will receive at maturity.

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Basket Overview

S&P 500® Index

The S&P 500® Index, which is calculated, maintained and published by S&P Dow Jones Indices LLC (“S&P”), consists of stocks of 500 component companies selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the S&P 500® Index, see the information set forth under “S&P 500® Index” in the accompanying index supplement.

License Agreement between Morgan Stanley and Standard & Poor’s Financial Services LLC

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley.  See “S&P 500® Index” in the accompanying index supplement.

The S&P GSCI™ Crude Oil Index - Excess Return

The S&P GSCITM Crude Oil Index–Excess Return is a sub-index of the S&P GSCITM- Excess Return.  It represents only the crude oil component of the S&P GSCITM-Excess Return, a composite index of commodity sector returns, calculated, maintained and published daily by S&P.  The S&P GSCI™ is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy.  The S&P GSCI™ represents the return of a portfolio of the futures contracts for the underlying commodities.  The S&P GSCI™ Crude Oil Index Excess Return references the front-month West Texas Intermediate (“WTI”) crude oil futures contract (i.e., the WTI crude futures contract generally closest to expiration) traded on the New York Mercantile Exchange.  The S&P GSCI™ Crude Oil Index Excess Return provides investors with a publicly available benchmark for investment performance in the crude oil commodity markets.  The S&P GSCI™ Crude Oil Index--Excess Return is an excess return index and not a total return index.  An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index (which, in the case of the underlying commodity index, are the designated crude oil futures contracts).  For more information, see “Annex— The S&P GSCI™ Crude Oil Index” in this pricing supplement.

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Information as of market close on March 26, 2015:

Basket Component Information as of March 26, 2015
	Ticker Symbol	Current Basket Component Closing Value	52 Weeks Ago	52 Week High	52 Week Low
S&P 500® Index	SPX	2,056.15	1,852.56	2,117.39 (on 3/2/2015)	1,815.69 (on 4/13/2014)
S&P GSCI™ Crude Oil Index - Excess Return	SPGCCLP	264.8276	523.7111	571.2074 (on 6/20/2014)	232.6960 (on 3/17/2015)

The following graph is calculated based on an initial basket value of 100 on January 1, 2005 (assuming that each basket component is weighted as described in “Basket” on the cover page) and illustrates the effect of the offset and/or correlation among the basket components during such period.  The graph does not take into account the terms of the notes, nor does it attempt to show in any way your expected return on an investment in the notes.  The historical performance of the basket should not be taken as an indication of its future performance.

Basket Historical Performance January 1, 2005 to March 26, 2015

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Historical Information

The following tables set forth the published high and low closing values as well as end-of-quarter closing values for each of the basket components for each quarter in the period from January 1, 2010 through March 26, 2015.  The closing values on March 26, 2015 were (i) in the case of the SPX Index, 2,056.15 and (ii) in the case of the SPGCCLP Index, 264.8276.  The related graphs set forth the daily closing values for each of the basket components from January 1, 2005 through March 26, 2015.  We obtained the information in the tables and graphs below from Bloomberg Financial Markets, without independent verification.  The historical information of the basket components should not be taken as an indication of their future performance, and no assurance can be given as to the basket closing value on any of the determination dates.

S&P 500® Index	High	Low	Period End
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,131.42
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter	1,416.51	1,257.60	1,408.47
Second Quarter	1,419.04	1,278.04	1,362.16
Third Quarter	1,465.77	1,334.76	1,440.67
Fourth Quarter	1,461.40	1,353.33	1,426.19
2013
First Quarter	1,569.19	1,426.19	1,569.19
Second Quarter	1,669.16	1,541.61	1,606.28
Third Quarter	1,725.52	1,614.08	1,681.55
Fourth Quarter	1,848.36	1,655.45	1,848.36
2014
First Quarter	1,878.04	1,741.89	1,872.34
Second Quarter	1,962.87	1,815.69	1,960.23
Third Quarter	2,011.36	1,909.57	1,972.29
Fourth Quarter	2,090.57	1,862.49	2,058.90
2015
First Quarter (through March 26, 2015)	2,117.39	1,992.67	2,056.15

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S&P 500® Index Daily Index Closing Values January 1, 2005 to March 26, 2015

S&P GSCITM Crude Oil Index—Excess Return	High	Low	Period End
2010
First Quarter	580.7973	494.2745	575.7510
Second Quarter	596.9223	444.4116	480.7402
Third Quarter	521.3389	449.7758	494.2388
Fourth Quarter	553.5523	490.9833	552.7660
2011
First Quarter	607.1437	503.8268	607.1437
Second Quarter	644.4647	506.8806	533.7882
Third Quarter	556.0875	438.3955	438.3955
Fourth Quarter	567.1342	418.8559	545.2173
2012
First Quarter	601.9905	530.5137	562.3674
Second Quarter	576.7051	419.0127	458.2227
Third Quarter	529.9358	451.6967	491.8431
Fourth Quarter	493.3903	448.5244	481.9584
2013
First Quarter	511.6316	468.0970	502.6795
Second Quarter	505.8752	448.0953	495.0573
Third Quarter	572.0864	502.3888	533.9717
Fourth Quarter	543.2078	480.0819	510.6378
2014
First Quarter	545.7297	475.5971	530.6062
Second Quarter	571.2074	520.3681	563.4010
Third Quarter	563.2406	496.6154	498.5767
Fourth Quarter	497.7563	293.2265	293.2265
2015
First Quarter (through March 26, 2015)	290.1691	232.6960	264.8276

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S&P GSCI™ Crude Oil Index - Excess Return Daily Index Closing Values January 1, 2005 to March 26, 2015

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Additional Information About the Notes

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Underlying index publishers:	With respect to the SPX Index, S&P Dow Jones Indices LLC or any successor thereto With respect to the SPGCCLP Index, S&P Dow Jones Indices LLC or any successor thereto
Denominations:	$10 and integral multiples thereof
Interest:	None
Book entry security or certificated security:
Book entry.  The notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, the depositary and will be registered in the name of a nominee of the depositary.  The depositary’s nominee will be the only registered holder of the notes.  Your beneficial interest in the notes will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in the depositary.  In this pricing supplement, all references to payments or notices to you will mean payments or notices to the depositary, as the registered holder of the notes, for distribution to participants in accordance with the depositary’s procedures.  For more information regarding the depositary and book entry notes, please read “The Depositary” in the accompanying prospectus supplement and “Forms of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Senior security or subordinated security:	Senior
Specified currency:	U.S. dollars
Bull or bear notes:	Bull notes
Call right:	The notes are not callable prior to the maturity date.
Minimum ticketing size:	$1,000 / 100 notes
Trustee:	The Bank of New York Mellon, a New York banking corporation (as successor Trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))
Calculation agent:
The calculation agent for the notes will be MS & Co.  All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the trustee and us.

All calculations with respect to the payment at maturity shall be made by the calculation agent and shall be rounded to the nearest one billionth, with five ten-billionths rounded upward (e.g., .9876543215 would be rounded to .987654322); all dollar amounts related to determination of the amount of cash payable per note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of the notes shall be rounded to the nearest cent, with one-half cent rounded upward.
Because the calculation agent is our affiliate, the economic interests of the calculation agent and its affiliates may be adverse to your interests as an investor in the notes, including with respect to certain determinations and judgments that the calculation agent must make in determining the payment that you will receive at maturity or whether a market disruption event has occurred.  See “Market disruption event” and “Discontinuance of an underlying index; alteration of method of calculation” below.  MS & Co. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

Tax considerations:
In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Contingent Payment Notes.” Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. We have determined that the “comparable yield” for the notes is a rate of 3.4092% per annum, compounded semi-annually. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a single projected amount equal to $14.3101 due at maturity. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year),

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based upon the comparable yield set forth above.
ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through June 30, 2015	$0.0843	$0.0843
July 1, 2015 through December 31, 2015	$0.1719	$0.2562
January 1, 2016 through June 30, 2016	$0.1748	$0.4310
July 1, 2016 through December 31, 2016	$0.1778	$0.6088
January 1, 2017 through June 30, 2017	$0.1808	$0.7896
July 1, 2017 through December 31, 2017	$0.1839	$0.9735
January 1, 2018 through June 30, 2018	$0.1871	$1.1606
July 1, 2018 through December 31, 2018	$0.1902	$1.3508
January 1, 2019 through June 30, 2019	$0.1935	$1.5443
July 1, 2019 through December 31, 2019	$0.1968	$1.7411
January 1, 2020 through June 30, 2020	$0.2001	$1.9412
July 1, 2020 through December 31, 2020	$0.2035	$2.1447
January 1, 2021 through June 30, 2021	$0.2070	$2.3517
July 1, 2021 through December 31, 2021	$0.2105	$2.5622
January 1, 2022 through June 30, 2022	$0.2141	$2.7763
July 1, 2022 through December 31, 2022	$0.2178	$2.9941
January 1, 2023 through June 30, 2023	$0.2215	$3.2156
July 1, 2023 through December 31, 2023	$0.2253	$3.4409
January 1, 2024 through June 30, 2024	$0.2291	$3.6700
July 1, 2024 through December 31, 2024	$0.2330	$3.9030
January 1, 2025 through June 30, 2025	$0.2370	$4.1400
July 1, 2025 through the Maturity Date	$0.1701	$4.3101

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Business day:	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.
Index business day:
With respect to the SPX Index, a day, as determined by the calculation agent, on which trading is generally conducted on each of the relevant exchange(s) for such index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

With respect to the SPGCCLP Index, a day, as determined by the calculation agent, on which the official settlement price of such index is scheduled to be published by the relevant index publisher or its successor.

Index closing value:	With respect to the SPX Index, on any index business day, the official closing value of such index, or any successor index as defined under “Discontinuance of an underlying index;

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alteration of method of calculation” below), published at the regular official weekday close of trading on such index business day by the index publisher for such index, as determined by the calculation agent.

With respect to the SPGCCLP Index, on any index business day, the official settlement price of such index, as published by the relevant index publisher on such day.

With respect to either underlying index, in certain circumstances, the index closing value will be based on the alternate calculation of such index described under “Discontinuance of an underlying index; alteration of method of calculation” below.

Market disruption event:
With respect to the SPX Index, market disruption event means:

(i)    the occurrence or existence of any of:

(a) a suspension, absence or material limitation of trading of securities then constituting 20 percent or more of the value of such index (or a successor index) on the relevant exchange(s) for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such relevant exchange(s), or

(b) a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for securities then constituting 20 percent or more of the value of such index (or a successor index) during the last one-half hour preceding the close of the principal trading session on such relevant exchange(s) are materially inaccurate, or

(c) the suspension, material limitation or absence of trading on any major U.S. securities market for trading in futures or options contracts or exchange-traded funds related to such index (or a successor index) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market, in each case as determined by the calculation agent in its sole discretion; and

(ii)   a determination by the calculation agent in its sole discretion that any event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the notes.

For the purpose of determining whether a market disruption event exists at any time with respect to the SPX Index, if trading in a security included in such index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of such index shall be based on a comparison of (x) the portion of the value of such index attributable to that security relative to (y) the overall value of such index, in each case immediately before that suspension or limitation.

For the purpose of determining whether a market disruption event exists at any time with respect to the SPX Index: (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange-traded fund will not constitute a market disruption event, (3) a suspension of trading in futures or options contracts or exchange-traded funds on such index by the primary securities market trading in such contracts or funds by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or funds or (c) a disparity in bid and ask quotes relating to such contracts or funds will constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange-traded funds related to such index and (4) a “suspension, absence or material limitation of trading” on any relevant exchange or on the primary market on which futures or options contracts or exchange-traded funds related to such index are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances. With respect to the SPGCCLP Index or one or more commodity contracts underlying the

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SPGCCLP Index (each, an “index contract”), market disruption event means: (i) with respect to the SPGCCLP Index, any of a price source disruption, a disappearance of a commodity reference price, a material change in formula or a material change in content, and (ii) with respect to an index contract, any of a price source disruption, a disappearance of commodity reference price, a trading disruption or a tax disruption, in each case as determined by the calculation agent.

Price source disruption:
Price source disruption means (a) with respect to the SPGCCLP Index, either (i) the temporary failure of the relevant index publisher to announce or publish the official settlement price of such index (or the price of its successor index, if applicable), or the information necessary for determining such price (or the price of its successor index, if applicable) or (ii) the temporary discontinuance or unavailability of such index, and (b) with respect to any index contract, the temporary or permanent failure of the relevant exchange for such index contract to announce or publish the official settlement price of such index contract.

Disappearance of commodity reference price:
Disappearance of commodity reference price means (a) with respect to the SPGCCLP Index, the disappearance or permanent discontinuance or unavailability of the official settlement price of such index, notwithstanding the availability of the price source or the status of trading in the relevant index contracts, and (b) with respect to any index contract, either (i) the failure of trading to commence, or the permanent discontinuance of trading, in such index contract on the relevant exchange for such index contract or (ii) the disappearance of, or of trading in, such index contract.  For purposes of this definition, a discontinuance of publication of the SPGCCLP Index shall not be a disappearance of commodity reference price with respect to such index if the calculation agent has selected a successor index in accordance with “––Discontinuance of an underlying index; alteration of method of calculation” below.

Material change in formula:
Material change in formula means, with respect to the SPGCCLP Index, the occurrence since the pricing date of a material change in the formula for, or the method of calculating, the index closing value for such index.

Material change in content:	Material change in content means, with respect to the SPGCCLP Index, the occurrence since the pricing date of a material change in the content, composition or constitution of such index.
Trading disruption:
Trading disruption means, with respect to an index contract, the material suspension of, or material limitation imposed on, trading in such index contract on the relevant exchange for such index contract.

Tax disruption:
Tax disruption means, with respect to an index contract, the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, such index contract (other than a tax on, or measured by reference to, overall gross or net income) by any government or taxation authority after the pricing date, if the direct effect of such imposition, change or removal is to raise or lower the price of such index contract on any trading day from what it would have been without that imposition, change or removal.

Trading day:
Trading day means, with respect to an index contract, a day, as determined by the calculation agent, on which the relevant exchange for such index contract is open for trading during its regular trading session, notwithstanding any such relevant exchange closing prior to its scheduled closing time.

Relevant exchange:
With respect to the SPX Index or its successor index, the primary exchange(s) or market(s) of trading for (i) any security then included in such index and (ii) any futures or options contracts related to such index or to any security then included in such index.

With respect to an index contract, the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (the “NYMEX Division”) or, if the NYMEX Division is no longer the principal exchange or trading market for such index contract, such principal exchange or trading market for such index contract that serves as the source of prices for such index contract.

Discontinuance of an underlying index; alteration of method of calculation:
If any underlying index publisher discontinues publication of the relevant underlying index and such index publisher or another entity (including MS & Co.) publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued index (such index being referred to herein as the “successor index”), then any subsequent index closing value for the discontinued index will be determined by reference to the published value of such successor index at the regular weekday close of trading on any index business day that the index closing value for such index is to be determined.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be furnished to the trustee, to us and to the depositary, as holder of the notes, within three business days of such selection. We expect that such notice will be made available to you, as a beneficial owner of the notes, in accordance with the standard rules

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and procedures of the depositary and its direct and indirect participants.

If any underlying index publisher discontinues publication of the relevant underlying index or a successor index prior to, and such discontinuance is continuing on, any determination date and the calculation agent determines, in its sole discretion, that no successor index is available at such time, then the calculation agent will determine the index closing value for such index for such date. The index closing value of such index or such successor index will be computed by the calculation agent, as follows: (i) in the case of the SPX Index, in accordance with the formula for and method of calculating such index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the relevant exchange on such date of each security most recently constituting such index without any rebalancing or substitution of such securities following such discontinuance, and (ii) in the case of the SPGCCLP Index, in accordance with the formula used to calculate the SPGCCLP Index and composition of the futures contracts of the SPGCCLP Index on the last day on which such index was published. Notwithstanding these alternative arrangements, discontinuance of the publication of an underlying index may adversely affect the value of the notes.

If at any time, the method of calculating the SPX Index or its successor index, or the value thereof, is changed in a material respect, or if the SPX Index or any successor index is in any other way modified so that such index does not, in the opinion of the calculation agent, fairly represent the value of such index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the index closing value for such index is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a value of a stock index comparable to such index or such successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the index closing value with reference to such index or such successor index, as adjusted. Accordingly, if the method of calculating any underlying index or any successor index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in such index), then the calculation agent will adjust such index in order to arrive at a value of such index or such successor index as if it had not been modified (e.g., as if such split had not occurred).

If, at any time, the index publisher for the SPGCCLP Index or its successor index changes its method of calculating such index in any material respect that the calculation agent determines, in its sole discretion, not to be a material change in formula, the calculation agent may make adjustments necessary in order to arrive at a calculation of value comparable to such index as if such changes or modifications had not been made and calculate the index closing value for such index in accordance with such adjustments.

Alternate exchange calculation in case of an event of default:
If an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes (the “Acceleration Amount”) will be an amount, determined by the calculation agent in its sole discretion, that is equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the notes. That cost will equal:

• the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus
• the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the notes, which we describe below, the holders of the notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest—or, if there is only one, the only—quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and

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 significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the Acceleration Amount.

Notwithstanding the foregoing, if a voluntary or involuntary liquidation, bankruptcy or insolvency of, or any analogous proceeding is filed with respect to Morgan Stanley, then depending on applicable bankruptcy law, your claim may be limited to an amount that could be less than the Acceleration Amount.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the depositary of the Acceleration Amount and the aggregate cash amount due, if any, with respect to the notes as promptly as possible and in no event later than two business days after the date of such acceleration.

Default quotation period

The default quotation period is the period beginning on the day the Acceleration Amount first becomes due and ending on the third business day after that day, unless:

•      no quotation of the kind referred to above is obtained, or

•      every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above.  If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final determination date, then the Acceleration Amount will equal the principal amount of the notes.

Qualified financial institutions

For the purpose of determining the Acceleration Amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•      A-2 or higher by Standard & Poor’s Ratings Services or any successor, or any other comparable rating then used by that rating agency, or

•      P-2 or higher by Moody’s Investors Service or any successor, or any other comparable rating then used by that rating agency.

Use of proceeds and hedging:
The proceeds we receive from the sale of the notes will be used for general corporate purposes.  We will receive, in aggregate, $10 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the agent’s commissions.  The costs of the notes borne by you and described on page 3 above comprise the agent’s commissions and the cost of issuing, structuring and hedging the notes.

On or prior to the pricing date, we hedged our anticipated exposure in connection with the notes by entering into hedging transactions with our subsidiaries and/or third party dealers. We expect our hedging counterparties to have taken positions in the stocks constituting the SPX Index and the futures contracts constituting the SPGCCLP Index.  Such purchase activity could have increased the initial index values, and, therefore, could have increased the values at or above which the underlying indices must close on the determination dates before you would receive at maturity a payment that exceeds the stated principal amount of the notes.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the notes, including on any determination date, by purchasing and selling the stocks constituting the SPX Index, the futures contracts constituting the SPGCCLP Index, or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities. We cannot give any assurance that our hedging activities will not affect the values of the underlying indices, and, therefore, adversely affect the value of the notes or the payment you will receive at maturity. For further information on our use of proceeds and

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hedging, see “Use of Proceeds” in the accompanying prospectus.
Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the

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purchase of the notes by the account, plan or annuity.
Additional considerations:
Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest:
The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $0.30 for each note they sell.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds” in the accompanying prospectus.

Selling restrictions:
General
No action has been or will be taken by us, the agent or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement, index supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the notes, or distribution of this pricing supplement or the accompanying prospectus supplement, index supplement or prospectus or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the agent or any dealer.

The agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement, index supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes.  We shall not have responsibility for the agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

In addition to the selling restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following selling restrictions also apply to the notes:

Brazil
The notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The notes may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile
The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the notes or distribution of this pricing supplement or the accompanying prospectus supplement, index supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Mexico
The notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement, the accompanying prospectus supplement, the accompanying index supplement and the accompanying prospectus may not be publicly distributed in Mexico.

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Validity of the notes:
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 19, 2014, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 19, 2014.

Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where you can find more information:
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, the index supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the index supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement dated November 19, 2014
Index Supplement dated November 19, 2014
Prospectus dated November 19, 2014

Terms used but not defined in this document are defined in the prospectus supplement, in the index supplement or in the prospectus.  As used in this document, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

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Annex-- The S&P GSCITM-Crude Oil Index – Excess Return

We have derived all information contained in this pricing supplement regarding the SPGCCLP Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information.  Such information reflects the policies of, and is subject to change by, the S&P.  The Index was developed, and is calculated, maintained and published by S&P.

The SPGCCLP Index is a sub-index of the S&P GSCITM-ER.  It represents only the crude oil component of the S&P GSCITM-ER. The SPGCCLP Index references the front-month WTI futures contract traded on the New York Mercantile Exchange.  The SPGCCLP Index provides investors with a publicly available benchmark for investment performance in the crude oil commodity markets.  The SPGCCLP Index is an excess return index and not a total return index.  An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index (which, in the case of the SPGCCLP Index, are the designated WTI futures contracts).  The value of the SPGCCLP Index on any given day is calculated in the same manner as the S&P GSCITM-ER except that (i) the daily contract reference prices, the contract production weight (“CPW”) and roll weights used in performing such calculations are limited to the crude oil futures contracts included in the SPGCCLP Index; and (ii) the SPGCCLP Index has a separate normalizing constant.

The S&P GSCITM-ER

The S&P GSCITM-ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy.  The S&P GSCITM-ER represents the return of a portfolio of commodity futures contracts included in the S&P GSCITM, the composition of which, on any given day, reflects the CPW and “roll weights” of the contracts included in the S&P GSCITM (discussed below).

Value of the S&P GSCITM-ER

The value of the S&P GSCI™-ER on any given day is equal to the product of (i) the value of the S&P GSCI™-ER on the immediately preceding day multiplied by (ii) one plus the contract daily return on the day on which the calculation is made.  The value of the S&P GSCI™-ER is indexed to a normalized value of 100 on January 2, 1970.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI™, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight,” divided by the total dollar weight of the S&P GSCI™ on the preceding day, minus one.

The total dollar weight of the S&P GSCI™ is the sum of the dollar weight of each of its underlying commodities.  The dollar weight of each such commodity on any given day is equal to (i) the daily contract reference price, (ii) multiplied by the appropriate CPWs and (iii) during a roll period, the appropriate “roll weights” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day.  In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. Eastern time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI™ calculation.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration.  Since the S&P GSCI™ is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI™ also takes place over a period of days at the beginning of each month (referred to as the “roll period”).  On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI™ is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest

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error, or such price is not published by 4:00 P.M., Eastern time (in such event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on such price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or (iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be effected in its entirety on the next day on which such conditions no longer exist.

The S&P GSCITM

The S&P GSCI™ is an index on a production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria.  The S&P GSCI™ is designed to be a measure of the performance over time of the markets for these commodities.  The only commodities represented in the S&P GSCI™ are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries.  The commodities included in the S&P GSCI™ are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with the Index Committee and the Commodity Index Advisory Panel, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI™ are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI™ was established in 1991 and has been normalized such that its hypothetical level on January 2, 1970 was 100.  Futures contracts on the S&P GSCI™, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

Set forth below is a summary of the composition of and the methodology currently used to calculate the S&P GSCI™.  The methodology for determining the composition and weighting of the S&P GSCI™ and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI™, as described below.  S&P makes the official calculations of the S&P GSCI™.

The Index Committee established by S&P to assist it in connection with the operation of the S&P GSCI™ generally meets once each year to discuss the composition of the S&P GSCI™.  The Commodity Index Advisory Panel has an advisory role and cannot bind the Index Committee to any changes.  The Commodity Index Advisory Panel meets at least annually to discuss market developments and potential changes to the S&P GSCI™.

On July 2, 2012, The McGraw-Hill Companies, Inc. (“McGraw-Hill”), the owner of the S&P Indices business, and CME Group Inc. (“CME Group”), the 90% owner of the CME Group and Dow Jones & Company, Inc. joint venture that owns the Dow Jones Indexes business, launched a new joint venture, S&P Dow Jones Indices LLC, which owns the S&P Indices business and the Dow Jones Indexes business, including the S&P GSCI™ Indices.

Composition of the S&P GSCI™

In order to be included in the S&P GSCI™ a contract must satisfy the following eligibility criteria:

•	The contract must be in respect of a physical commodity and not a financial commodity.

•
The contract must (a) have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and (b) at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement; and (c) be traded on a trading facility which allows market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations included in the S&P GSCI™ that, at any given point in time, will be involved in rolls to be effected pursuant to the S&P GSCI™.

•
The commodity must be the subject of a contract that is (a) denominated in U.S. dollars and (b) traded on or through an exchange, facility or other platform (referred to as a trading facility) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that meets other criteria relating to the availability of market price quotations and trading volume information, acceptance of bids and offers from multiple participants or price providers and accessibility by a sufficiently broad range of participants.

•
The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the daily contract reference price) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI™.

•
At and after the time a contract is included in the S&P GSCI™, the daily contract reference price for such contract must be published between 10:00 AM. and 4:00 P.M., Eastern time, on each business day relating to such contract by the trading facility on or through which it is traded.

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Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return

•
For a contract to be eligible for inclusion in the S&P GSCI™, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

•	Contracts must also satisfy volume trading requirements and certain percentage dollar weight requirements to be eligible for inclusion in the S&P GSCI™.

•
The contracts currently included in the S&P GSCI™ are all futures contracts traded on the NYMEX, the ICE Futures, the Chicago Mercantile Exchange, the Chicago Board of Trade, the Coffee, Sugar & Cocoa Exchange, Inc., the New York Cotton Exchange, the Kansas City Board of Trade, the Commodities Exchange, Inc. and the LME.

Calculation of the S&P GSCI™

The value of the S&P GSCI™ on any given day is equal to the total dollar weight of the S&P GSCI™ divided by a normalizing constant that assures the continuity of the S&P GSCI™ over time.

Contract Expirations

Because the S&P GSCI™ is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.”  The contract expirations included in the S&P GSCI™ for each commodity during a given year are designated by S&P, provided that each such contract must be an “active contract.”  An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI™ will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P.  If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity.  The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI™.  To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI™.

License Agreement between S&P and Morgan Stanley.  S&P and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the SPGCCLP Index, which is owned and published by S&P, in connection with securities, including the notes.

The license agreement between S&P and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

The notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. or its affiliates (The McGraw-Hill Companies, Inc., together with its affiliates, are referred to as the “Corporations”).  The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes.  The Corporations make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in notes generally or in the notes particularly, or the ability of the SPGCCLP Index to track general agricultural commodity market performance.  The Corporations’ only relationship to us (the “Licensee”) is in the licensing of the SPGCCLP Index and S&P® trademarks or service marks and certain trade names of the Corporations and the use of the SPGCCLP Index which is determined, composed and calculated by S&P without regard to the Licensee or the notes.  S&P has no obligation to take the needs of the Licensee or the owners of the notes into consideration in determining, composing or calculating the SPGCCLP Index.  The Corporations are not responsible for and have not participated in the determination of the timing, prices, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN.  THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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Market-Linked Notes due November 7, 2025
Based on the Value of an Equally Weighted Basket Composed of the S&P 500® Index and the S&P GSCI™ Crude Oil Index - Excess Return

“Standard & Poor’s®,” “S&P®” and “S&P GSCITM” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The notes have not been passed on by the Corporations as to their legality or suitability.  The notes are not issued, endorsed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE NOTES.

March 2015	Page 31